UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Brandon Parris, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 October 6, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Capital Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Delaware Project 6 L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
106,291,623(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,291,623(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.59%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The shares of T-Mobile Common Stock held by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock are subject to the Call Options), in each case as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of Common Stock outstanding on August 3, 2020, as reported by the Issuer in its Amendment No. 1 to its Quarterly Report on Form 10-Q, filed with the Commission on August 10, 2020.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
106,291,623(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,291,623(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.59%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1) The shares of T-Mobile Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank. The shares are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock held by Project 6 LLC are subject to the Call Options), in each case as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of Common Stock outstanding on August 3, 2020, as reported by the Issuer in its Amendment No. 1 to its Quarterly Report on Form 10-Q, filed with the Commission on August 10, 2020.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of the Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 5 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020, Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020 and Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), and SoftBank’s wholly owned subsidiary Delaware Project 6 L.L.C., a Delaware limited liability company (“Project 6 LLC”) (and, together with SoftBank and SBGC, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 6 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)-(b)     The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. SBGC no longer beneficially owns any shares of Common Stock. Project 6 LLC beneficially owns 106,291,623 shares of Common Stock, which represents approximately 8.59% of the shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer in its Amendment No. 1 to its Quarterly Report on Form 10-Q, filed with the Commission on August 10, 2020. The shares of Common Stock beneficially owned by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares are subject to the Call Options). SBGC and Project 6 LLC are wholly owned subsidiaries of SoftBank.  As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 6 LLC.

(c) The information set forth in Item 6 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information contained in Item 5 of this Schedule 13D is incorporated herein by reference.

Replacement SB-Newco Call Option

On October 6, 2020, T-Mobile Agent assigned and transferred to Deutsche Telekom, and Deutsche Telekom accepted, T-Mobile Agent’s rights and obligations under each of the SB-Newco Call Option and the Intercreditor Agreement. In accordance with Section 8 of the SB-Newco Call Option, Project 6 LLC issued and delivered to Deutsche Telekom a replacement SB-Newco Call Option, between Project 6 LLC, as grantor, and Deutsche Telekom, as optionholder (the “Replacement SB-Newco Call Option”), representing the right of Deutsche Telekom to purchase 44,905,479 shares of Common Stock from Project 6 LLC at a price per share of Common Stock of $101.455. Upon the issuance and delivery of the Replacement SB-Newco Call Option, the Newco-DT Call Option was deemed surrendered, exchanged and replaced in full.

The foregoing summary of the Replacement SB-Newco Call Option does not purport to be complete and is subject to, and qualified in its entirety by, the Replacement SB-Newco Call Option, which is filed as Exhibit 23 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

23
SB-Newco Call Option, between Delaware Project 6 L.L.C., as grantor, and Deutsche Telekom AG, as optionholder (incorporated by reference to Exhibit 57 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on October 6, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2020

SOFTBANK GROUP CORP.

	By:	/s/ Robert Townsend
	Name:	Robert Townsend
	Title:	Senior Vice President & CLO

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Director

DELAWARE PROJECT 6 L.L.C.

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Manager